Exhibit 15

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Nine Months Ended September 30, 2022

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the capitalization and indebtedness of the Asian Infrastructure and Investment Bank (“AIIB” or the “Bank”) as of December 31, 2021 and does not give effect to any transaction since December 31, 2021. Since December 31, 2021 and through October 31, 2022, there have been no material changes to the capitalization and indebtedness of the Bank, except for the issuance by the Bank of US$2,000 million principal amount of 3.750% notes due 2027, US$1,250 million principal amount of 3.375% notes due 2025, an aggregate amount of US$2,753.8 million equivalent fixed rate notes and US$500.0 million floating rate notes under AIIB’s Global Medium Term Note Programme, an aggregate of US$224.6 million equivalent of fixed rate notes under its 2020-2022 Renminbi Bonds Issuance Program and an aggregate amount of US$359.8 million equivalent of fixed rate notes under its A$ and NZ$ Debt Issuance Programme.

As of December 31, 2021
(in thousands of US$)
Borrowings	19,267,851
Members’ equity
Paid-in capital	19,355,000
Reserves for accretion of paid-in capital receivables	(3,463)
Reserves for unrealized loss on fair valued borrowings arising from changes in own credit risk	(61,622)
Retained earnings	876,003
Total members’ equity	20,165,918

SELECTED FINANCIAL INFORMATION

The financial information included herein for the nine-month periods ended September 30, 2022 and September 30, 2021 and as of September 30, 2022 and December 31, 2021 is derived from the unaudited interim condensed financial statements as of and for the nine months ended September 30, 2022, including the notes thereto (the “Interim Financial Statements”), of the Bank. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the nine-month period ended September 30, 2022 are not necessarily indicative of results to be expected for the full year 2022.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 16 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 15 of this annual report on Form 18-K.

	Nine Months Ended September 30,
	2022	2021

	(in thousands of US$)
Selected Profit and Loss Information
Interest income	371,340	179,966
Interest expense	(200,690)	(141,389)

Net interest income	170,650	38,577
Net fee and commission income	26,481	17,201
Net gain on financial instruments measured at fair value through profit or loss	155,355	193,271
Net loss on financial instruments measured at amortized cost	(13,172)	(643)
Share of gain/(loss) on investment in associate	573	(603)
Impairment provision	(158,673)	(17,796)
General and administrative expenses	(131,948)	(115,963)
Net foreign exchange loss	(97,439)	(42,614)

Operating (loss)/profit for the period	(48,173)	71,430
Accretion of paid-in capital receivables	1,866	3,880

Net (loss)/profit for the period	(46,307)	75,310
Other comprehensive income
- Items will not be reclassified to profit or loss
Unrealized gain/(loss) on fair-valued borrowings arising from changes in own credit risk	82,321	(37,659)

Total comprehensive income	36,014	37,651

	As of September 30,	As of December 31,
	2022	2021
	(unaudited)	(audited)

	(in thousands of US$)
Selected Balance Sheet Information
Total assets	46,889,727	40,238,139
Total liabilities	26,651,057	20,072,221
Total members’ equity	20,238,670	20,165,918

Total liabilities and members’ equity	46,889,727	40,238,139

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 16 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment, digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website is not incorporated herein by reference.

Financing Portfolio

As of October 31, 2022, the Bank has approved 191 financings (including 159 loans, 23 investments in funds, three equity financings and six investments in fixed-income securities) with a total amount of US$36,440.2 million. This amount includes financings approved as of October 31, 2022 under the COVID-19 Crisis Recovery Facility (the “CRF”). See “–AIIB Response to the COVID-19 Pandemic.” Of these financings, 177 were approved by the Board of Directors with a total approved amount of US$34,948.9 million, and 14 were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$1,491.3 million.

As of October 31, 2022, approved loans totaled US$32,661.2 million, of which US$14,301.6 million were committed amounts and US$15,970.0 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of October 31, 2022 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of October 31, 2022, 121 were sovereign-backed and 38 were non-sovereign-backed loans; 89 were co-financings and 70 were stand-alone financings.

As of October 31, 2022, approved investments in funds totaled US$2,270.0 million, of which the Bank has disbursed US$522.9 million.

As of October 31, 2022, approved equity financings totaled US$154.0 million, of which the Bank has disbursed US$97.6 million.

As of October 31, 2022, approved investments in fixed-income securities totaled US$1,355.0 million, of which the Bank has disbursed US$982.8 million.

As of October 31, 2022, approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Azerbaijan, Bangladesh, Brazil, Cambodia, China, Cook Islands, Côte d’Ivoire, Ecuador, Egypt, Fiji, Georgia, Hungary, India, Indonesia, Jordan, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia (as described under “–Recent Developments–AIIB Response to the Conflict in Ukraine,” all activities relating to Russia and Belarus are currently on hold and under review), Rwanda, Singapore, Sri Lanka, Tajikistan, Türkiye, Uzbekistan and Viet Nam. As of October 31, 2022, of the approved financings, 18 (16 investments in funds and two investments in fixed-income securities) were classified as multi-country financings.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic has had and continues to have an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members continue their efforts to contain the COVID-19 pandemic and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, commodities exports or remittances, required support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB has worked closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance was required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion CRF, which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, offers sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. In March 2022, the scope was further increased to US$20 billion, and the scope of eligible CRF projects was re-focused to cover the following areas: (i) the co-financing of procurement, distribution and deployment of COVID-19 vaccines and therapeutics, (ii) the co-financing of policy-based financing for enhanced pandemic response, preparedness and recovery and (iii) the financing of essential COVID-19 emergency health care or urgent expenditure needs. As of October 31, 2022, the Bank has approved 53 financings under the CRF, totaling US$12,277.0 million.

Representative examples of approved CRF financings that are intended to address the key areas described above include the following: (i) a US$50 million sovereign-backed financing in Fiji as part of a co-financing led by the Asian Development Bank (“ADB”), mainly to support fiscal sustainability and climate-resilient economic growth which have been adversely impacted by the COVID-19 pandemic, and (ii) a US$100 million sovereign-backed financing, as part of a co-financing led by the ADB, to assist the government of Mongolia’s response to the COVID-19 pandemic by providing financial support to households, adopting measures to mitigate adverse socioeconomic impact on vulnerable groups of the population and managing inflation with respect to imported essential goods and commodities.

The table below sets out further information on the Bank’s approved CRF financings as of October 31, 2022.

Table 1: Overview of Approved Financings under the CRF

Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)
Azerbaijan	Republic of Azerbaijan COVID-19 Active Response and Expenditure Support Program	100.0	ADB
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250.0	ADB
Bangladesh	Bangladesh COVID-19 Emergency and Crisis Response Facility	300.0	Standalone
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100.0	World Bank(1)
Bangladesh	Bangladesh Sustainable Economic Recovery Program (Subprogram 1)	250.0	ADB
Cambodia	Cambodia Emergency and Crisis Response Facility	100.0	Standalone
Cambodia	Cambodia PRASAC COVID-19 Response Facility	75.0	Standalone
Cambodia	Cambodia Rapid Immunization Support Project	50.0	ADB
Cambodia	National Restoration of Rural Productive Capacity Project	60.0	Standalone
China	Emergency Assistance to China Public Health Infrastructure Project	355.0	Standalone
China	FOSUN COVID-19 Vaccine Project	100.0	IFC(2)
Cook Islands	COVID-19 Active Response and Economic Support Program	20.0	ADB
Côte d’Ivoire	Strengthening of Vaccination and Health Systems under the COVID-19 Strategic Preparedness and Response Project	100.0	World Bank
Ecuador	Corporación Financiera Nacional COVID-19 Credit Line Project	50.0	Standalone
Egypt	Inclusive Growth for Sustainable Recovery Development Policy Financing Program	360.0	World Bank
Fiji	Sustainable and Resilient Recovery Program for Fiji	50.0	ADB
Fiji	Sustained Private Sector-Led Growth Reform Program	50.0	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100.0	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50.0	World Bank
Georgia	TBC Bank COVID-19 Credit Line Project	100.0	Standalone
Hungary	Emergency Assistance for Healthcare Expenditures	216.1	Standalone

India	Creating a Coordinated and Responsive Indian Social Protection System	500.0	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750.0	ADB
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500.0	World Bank
India	India Responsive COVID-19 Vaccines for Recovery	500.0	ADB
Indonesia	Additional Financing for Emergency Response to COVID-19 Program	500.0	World Bank
Indonesia	COVID-19 Active Response and Expenditure Support Program	750.0	ADB
Indonesia	Emergency Response to COVID-19 Program	250.0	World Bank
Jordan	Inclusive Transparent and Climate Responsive Investments Program	250.0	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750.0	ADB
Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50.0	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100.0	ADB
Mongolia	COVID-19 Vaccine Delivery Project	21.0	ADB
Mongolia	Weathering Exogenous Shocks Program	100.0	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500.0	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250.0	World Bank
Philippines	Additional Financing: PHI Second Health System Enhancement to Address and Limit COVID-19 under Asia Pacific Vaccine Access Facility Project (HEAL2-AF)	250.0	ADB
Philippines	COVID-19 Active Response and Expenditure Support Program	750.0	ADB
Philippines	Second Health System Enhancement to Address and Limit COVID-19 (HEAL-2)	300.0	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300.0	Standalone
Rwanda	Digital Acceleration Project (Digital Investment for Recovery, Resilience and Connectivity)	100.0	World Bank
Rwanda	Private Sector Access to Finance for Post-COVID Recovery and Resilience	100.0	World Bank
Sri Lanka	Sri Lanka COVID-19 Emergency and Crisis Response Facility	180.0	Standalone
Türkiye	Akbank COVID-19 Crisis Recovery Facility	100.0	Standalone
Türkiye	COVID-19 Credit Line Project	500.0	Standalone
Türkiye	COVID-19 Medical Emergency Response Project	82.6	EBRD(3)
Türkiye	Eximbank COVID-19 Credit Line Project	250.0	Standalone
Türkiye	İşbank COVID-19 Credit Line Project	100.0	Standalone
Türkiye	Türkiye COVID-19 Vaccine Project under the CRF	250.0	World Bank
Uzbekistan	Healthcare Emergency Response Project	100.0	ADB
Uzbekistan	National Bank of Uzbekistan COVID-19 Credit Line Project	200.0	Standalone
Viet Nam	VP Bank COVID-19 Response Facility	100.0	IFC
Total		12,277.0

Notes:

(1)	International Bank for Reconstruction and Development
(2)	International Finance Corporation
(3)	European Bank for Reconstruction and Development

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of October 31, 2022, the Bank has 12 proposed CRF financings in the rolling investment pipeline, totaling US$3,725.5 million. Representative examples of such projects under review include the following: (i) a US$250 million sovereign-backed financing, as part of a co-financing led by the ADB, to assist the government of Bangladesh in mitigating the social impact of the COVID-19 pandemic by improving the administrative efficiency of the social protection system in Bangladesh and enhancing the degree to which disadvantaged persons are able to participate in the financial system, (ii) a US$500 million sovereign-backed financing, as part of a co-financing led by the ADB, to assist the government of the Republic of the Philippines in sustaining the recovery of businesses and labor markets adversely affected by the COVID-19 pandemic, and (iii) a US$500 million sovereign-backed financing, as part of a co-financing led by the World Bank, to support the transition of Uzbekistan to a more inclusive market economy through reforms which will reinforce private sector growth, social inclusion and resilience, including to, among other things, improve the effectiveness and efficiency of a social protection system that was greatly expanded as part of the response measures to the COVID-19 pandemic.

As a temporary facility put in place to address the COVID-19 pandemic in AIIB’s members, the CRF is currently open for the approval of qualifying projects until December 31, 2023. Disbursements of financings under the CRF are generally occurring more rapidly than disbursements of AIIB’s other financings.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of September 30, 2022		As of December 31, 2021
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	1,020.2	8%	730.3	7%
Eastern Asia	1,429.0	11%	660.9	6%
South-Eastern Asia	1,334.7	11%	1,265.1	12%
Southern Asia	7,014.1	55%	5,664.7	55%
Western Asia	1,416.4	11%	1,383.7	14%
Oceania	—	0%	—	0%
Other Regional	—	0%	—	0%
Non-Regional	443.7	4%	583.0	6%

Total Committed	12,658.1	100%	10,287.7	100%

Disbursed Amounts(2)
Central Asia	821.5	5%	849.5	7%
Eastern Asia	1,059.4	7%	946.1	8%
South-Eastern Asia	3,438.4	22%	2,762.1	22%
Southern Asia	5,442.6	35%	4,407.5	35%
Western Asia	3,401.3	22%	2,867.7	23%
Oceania	120.5	1%	69.9	1%
Other Regional	416.0	3%	321.4	3%
Non-Regional	733.3	5%	197.6	2%

Total Disbursed	15,433.0	100%	12,421.8	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loans by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying financings by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and sub-sectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

As a result of such a periodic review, in June 2022, AIIB introduced an updated classification methodology, under which it now classifies its financings into 13 sectors: energy, digital infrastructure and technology, transport, urban, water, health infrastructure, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of health care facilities, (ii) the digitalization of health care service, (iii) the improvement of energy efficiency and (iv) the improvement of vaccine manufacturing processes.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of September 30, 2022		As of December 31, 2021(2)
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	2,866.5	23%	2,622.8	25%
Digital Infrastructure and Technology	90.8	1%	119.1	1%
Transport	3,525.5	28%	2,478.1	24%
Urban	1,105.8	9%	923.5	9%
Water	2,650.8	21%	2,236.6	22%
Health Infrastructure	—	0%	—	0%
Education Infrastructure	236.1	2%	—	0%
Economic Resilience/PBF(3) (CRF)	266.8	2%	491.9	5%
Public Health (CRF)	1,222.0	10%	626.1	6%
Finance/Liquidity (CRF)	544.1	4%	634.9	6%
Rural Infrastructure and Agricultural Development	76.5	1%	80.2	1%
Other Productive Sectors	—	0%	—	0%
Other	73.2	1%	74.5	1%
Multisector	—	0%	—	0%

Total Committed	12,658.1	100%	10,287.7	100%

Disbursed Amounts(4)
Energy	2,814.7	18%	2,600.0	21%
Digital Infrastructure and Technology	237.3	2%	232.5	2%
Transport	1,201.6	8%	1,002.9	8%
Urban	774.6	5%	597.3	5%
Water	648.9	4%	210.2	2%
Health Infrastructure	—	0%	—	0%
Education Infrastructure	13.8	0%	—	0%
Economic Resilience/PBF(CRF)	5,538.2	36%	4,882.0	39%
Public Health (CRF)	2,355.3	15%	1,528.6	12%
Finance/Liquidity (CRF)	1,740.7	11%	1,260.7	10%

	As of September 30, 2022		As of December 31, 2021(2)
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Rural Infrastructure and Agricultural Development	5.6	0%	1.8	0%
Other Productive Sectors	—	0%	—	0%
Other	6.7	0%	5.2	0%
Multisector	95.6	1%	100.6	1%

Total Disbursed	15,433.0	100%	12,421.8	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	The figures included as of December 31, 2021 reflect the June 2022 updates to AIIB’s sector and subsector classification methodology.
(3)	PBF refers to policy-based extension financing.
(4)	Disbursed amounts represent the gross carrying amount of the loans.

Loan Maturity

As of September 30, 2022, based on the final repayment date of the loans, US$1,686.2 million of AIIB’s committed and disbursed loans is scheduled to mature through 2025, US$10,100.7 million is scheduled to mature in 2026-2036 and US$16,304.2 million is scheduled to mature from 2037 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (reflecting amounts that are both committed and disbursed) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of September 30, 2022:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Republic of India	7,124.6	25.36%
People’s Republic of Bangladesh	2,535.7	9.03%
Republic of Indonesia	2,148.6	7.65%
People’s Republic of China	2,056.6	7.32%
Islamic Republic of Pakistan	1,660.0	5.91%
Republic of the Philippines	1,514.2	5.39%
Republic of Uzbekistan	931.6	3.32%
Republic of Türkiye	663.6	2.31%
Ministry of Finance of Kazakhstan	650.0	2.15%
Boru Hatları ile Petrol Taşıma A.Ş. of Türkiye	603.1	2.15%

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements when appropriate and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income mainly from its loan investment and bond investment portfolios. See “–Income Statement.”

In the nine months ended September 30, 2022, the fair value of certain of the Bank’s liquidity portfolio investments, including investments in high credit quality securities and other instruments measured at fair value through profit or loss, experienced volatility, and such volatility is expected to continue in the coming quarters. See “–Income Statement–Net Gain on Financial Instruments Measured at Fair Value Through Profit or Loss.” Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located.

In addition, while the Bank has experienced and may continue to experience demand for CRF financings, which are generally disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, AIIB may incur in the year ending December 31, 2022: (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$10 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Expected Credit Loss Model for Management of Financing Credit Risk

Credit risk is the risk that a borrower or other counterparty fails to discharge an obligation, thereby causing a loss on the part of the Bank. The Bank is exposed to credit risk in its financing activities and the Bank has developed qualitative and quantitative methodologies for identifying, measuring and managing credit risk, including in respect of sovereign and non-sovereign credit risk. For further information, see “Risk Management—Risk Types–Financing Credit Risk” in Exhibit 3 of this annual report on Form 18-K and “Risk Management—Risk Types–Financing Credit Risk” in Exhibit 7 of this annual report on Form 18-K.

The Bank has adopted an expected credit loss (“ECL”) three-stage model for assessing credit risk: Stage 1 for those financial instruments that have not experienced a significant increase in credit risk (“SICR”) since initial recognition; Stage 2 for those financial instruments that have experienced a SICR since initial recognition; and Stage 3 for those financial instruments deemed credit-impaired.

To determine whether SICR has occurred, the Bank examines quantitative, qualitative and backstop criteria. During the three-month period ended September 30, 2022, the Bank reviewed these criteria, and as a result of this review, revised the quantitative criteria for determining whether a SICR has occurred. Prior to the three-month period ended September 30, 2022, quantitative criteria for determining whether SICR has occurred comprised a two-grade downgrade for investment grade financial assets (assets with an internal rating following the downgrade of 1a to 4 on the Bank’s 16-grade internal credit ratings scale) and a one-grade downgrade for non-investment grade financial assets (assets with an internal rating following the downgrade of 5 or worse on the Bank’s internal credit ratings scale). Beginning with the three-month period ended September 30, 2022, the quantitative criteria for determining whether SICR has occurred are as follows: a three-grade downgrade for financial assets with an internal rating following the downgrade of 8 or better on the Bank’s internal credit ratings scale and a two-grade downgrade for financial assets with an internal rating following the downgrade of 9 or worse on the Bank’s internal credit ratings scale. Qualitative criteria include (i) adverse changes in business, financial or economic conditions, (ii) expected breach of contract that may lead to covenant waivers or amendments, (iii) transfer to watchlist/monitoring or (iv) change in payment behavior. As a backstop, SICR is deemed to have occurred if the payment under a financial instrument is past due by 30 or more days. These qualitative and backstop criteria were not changed in the three-month period ended September 30, 2022 from the criteria used in prior periods. The Bank has determined that, as a result of the revisions to the quantitative criteria described above, its criteria for determining whether a SICR has occurred are now in greater alignment with those used by other MDBs.

To determine whether an asset is credit-impaired, the Bank assesses whether one or more events has occurred that will have a detrimental impact on the estimated cash flows of such asset. Evidence of credit impairment includes observable data on any of the following events: (i) a significant financial difficulty of the borrower; (ii) a breach of contract, such as a default or past due event; (iii) the lender or lenders of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower one or more concessions that the lender or lenders would not otherwise consider; (iv) an increasing likelihood that the borrower will enter bankruptcy or other financial reorganization; or (v) the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits), (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination, and (iii) interest earned on bond investments.

Nine Months Ended September 30, 2022 and 2021. AIIB’s total interest income increased to US$371.3 million for the nine months ended September 30, 2022 from US$180.0 million for the nine months ended September 30, 2021, as a result of increases in interest income on loan investments, on bond investments and on cash, cash equivalents and deposits. Interest income from loan investments increased to US$246.6 million for the nine months ended September 30, 2022 from US$116.8 million for the nine months ended September 30, 2021, mainly due to an increase in interest rates and AIIB’s loan volume. Interest income from bond investments increased to US$45.8 million for the nine months ended September 30, 2022 from US$14.6 million for the nine months ended September 30, 2021, mainly as a result of an increase in the volume of bond investments. Interest income from cash, cash equivalents and deposits increased to US$79.0 million for the nine months ended September 30, 2022 from US$48.5 million for the nine months ended September 30, 2021, mainly due to higher interest rates.

For the nine months ended September 30, 2022, 67% of AIIB’s total interest income was from loan investments, 21% was from cash, cash equivalents and deposits and 12% was from bond investments. For the nine months ended September 30, 2021, 65% of AIIB’s total interest income was from loan investments, 27% was from cash, cash equivalents and deposits and 8% was from bond investments.

Interest Expense

Nine Months Ended September 30, 2022 and 2021. AIIB’s interest expense increased to US$200.7 million for the nine months ended September 30, 2022 from US$141.4 million for the nine months ended September 30, 2021, as a result of an increase in outstanding bond issuances and an increase in borrowing costs. Since September 30, 2021 and through September 30, 2022, AIIB issued (i) CNY1,500 million principal amount of 2.40% notes due 2025 on May 26, 2022, (ii) US$1,250 million principal amount of 3.375% notes due 2025 on June 29, 2022, (iii) US$2,000 million principal amount of 3.750% notes due 2027 on September 14, 2022, (iv) a total of US$359.8 million equivalent of fixed rate notes under AIIB’s A$ and NZ$ Debt Issuance Programme and (v) a total of US$3,000.4 million equivalent of fixed rate notes and US$700.0 million of floating rate notes under AIIB’s Global Medium Term Note Programme.

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2022 and 2021. Mainly for the reasons set forth above, AIIB’s net interest income increased to US$170.7 million for the nine months ended September 30, 2022 from US$38.6 million for the nine months ended September 30, 2021.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Nine Months Ended September 30, 2022 and 2021. AIIB’s net fee and commission income increased to US$26.5 million for the nine months ended September 30, 2022 from US$17.2 million for the nine months ended September 30, 2021, mainly as a result of an increase in loan commitment and service fees resulting from higher loan volumes. Loan commitment and service fees increased to US$26.2 million for the nine months ended September 30, 2022 from US$17.4 million for the nine months ended September 30, 2021.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds, (ii) bond investments of high credit quality measured at fair value through profit or loss, (iii) limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds (including AIIB), (iv) investments in trust, (v) a fixed-income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia, (vi) portfolios of high credit quality securities managed by external asset managers engaged by AIIB and (vii) high credit quality certificates of deposit and commercial paper which are actively managed as part of the Bank’s treasury portfolio, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Nine Months Ended September 30, 2022 and 2021. AIIB’s net gain on financial instruments measured at fair value through profit or loss decreased to US$155.4 million for the nine months ended September 30, 2022 from US$193.3 million for the nine months ended September 30, 2021. The net gain for the nine months ended September 30, 2022 was mainly due to fair value gains on the derivatives held by AIIB to hedge its portfolio of local currency denominated loans, offset in part by fair value losses on AIIB’s portfolios of high credit quality securities managed by external asset managers engaged by AIIB and fair value losses on the fixed income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia. The net gain for the nine months ended September 30, 2021 was mainly due to fair value gains on AIIB’s borrowings, certificates of deposit and investments in certain funds, offset in part by fair value losses on the derivatives AIIB has entered into to hedge AIIB’s borrowings.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and (iii) a fixed-income portfolio which comprises primarily Asian infrastructure-related bonds.

Nine Months Ended September 30, 2022 and 2021. AIIB’s net loss on financial instruments measured at amortized cost was US$13.2 million for the nine months ended September 30, 2022 and US$0.6 million for the nine months ended September 30, 2021. The net loss for both the nine months ended September 30, 2022 and the nine months ended September 30, 2021 was mainly due to the disposal of certain bonds in the fixed-income portfolio which comprises primarily Asian infrastructure-related bonds.

Share of Gain or Loss on Investment in Associate

In April 2020, the Bank subscribed for a 30% economic interest in an entity incorporated in Singapore (the “Associate”), thereby giving the Bank significant influence over the financial and operating decisions of the Associate. Share of gain or loss on investment in associate reflects AIIB’s share in the gain or loss recognized by the Associate in the respective period.

Nine Months Ended September 30, 2022 and 2021. AIIB’s share of gain on investment in associate amounted to US$0.6 million for the nine months ended September 30, 2022, mainly as a result of higher operating income generated by the Associate, compared to AIIB’s share of loss on investment in associate of US$0.6 million for the nine months ended September 30, 2021.

Impairment Provision

As described above under “Expected Credit Loss Model for Management of Financing Credit Risk,” AIIB uses an ECL model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Nine Months Ended September 30, 2022 and 2021. AIIB’s impairment provision was US$158.7 million for the nine months ended September 30, 2022, compared to US$17.8 million for the nine months ended September 30, 2021. The impairment provision recognized in the nine months ended September 30, 2022 was mainly due to (i) increases in the credit risks associated with certain non-sovereign-backed loans, (ii) the assessment as credit impaired of seven bond investments in the fixed-income portfolio, which comprises primarily Asian infrastructure-related bonds, and their transfer to Stage 3 and (iii) an increase in outstanding loan volumes. The impairment provision recognized in the nine months ended September 30, 2021 was mainly due to specific provisions made in respect of AIIB’s exposure to a non-sovereign-backed loan that was assessed as credit impaired and transferred to Stage 3 during this period.

Beginning with the three-month period ended September 30, 2022, the quantitative criteria for determining whether SICR has occurred were changed, as described above under “Expected Credit Loss Model for Management for Financing Credit Risk.” Had these criteria not been changed, the impairment provision for the nine months ended September 30, 2022 would have been higher, which, in turn, would have increased the Bank’s operating loss by a commensurate amount.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) IT services, (iv) facilities and administration expenses, (v) issuance cost in respect of borrowings, (vi) travel expenses and (vii) other expenses.

Nine Months Ended September 30, 2022 and 2021. AIIB’s general and administrative expenses increased to US$131.9 million for the nine months ended September 30, 2022 from US$116.0 million for the nine months ended September 30, 2021, mainly due to an increase in staff costs, professional service expenses, costs related to IT services and traveling expenses. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$71.3 million for the nine months ended September 30, 2022 from US$58.4 million for the nine months ended September 30, 2021, professional service expenses increased to US$21.1 million for the nine months ended September 30, 2022 from US$18.7 million for the nine months ended September 30, 2021 and costs related to IT services increased to US$14.2 million for the nine months ended September 30, 2022 from US$13.2 million for the nine months ended September 30, 2021. Mainly as a result of a decrease in travel restrictions put in place in response to the COVID-19 pandemic, travelling expenses increased to US$2.2 million for the nine months ended September 30, 2022 from US$1.2 million for the nine months ended September 30, 2021. These increases were partially offset by a decrease in the issuance cost of borrowings to US$5.3 million for the nine months ended September 30, 2022 from US$7.0 million for the nine months ended September 30, 2021, caused by a decrease in the amount of issuances in the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021.

Net Foreign Exchange Loss

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss. See “–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss.”

Nine Months Ended September 30, 2022 and 2021. AIIB had a net foreign exchange loss of US$97.4 million for the nine months ended September 30, 2022, compared to a net foreign exchange loss of US$42.6 million for the nine months ended September 30, 2021. The net foreign exchange loss for the nine months ended September 30, 2022 was mainly due to the depreciation of the Euro, the Chinese yuan, the Indian rupee and Turkish lira against the U.S. dollar and the impact such depreciations had on the U.S. dollar value of the Bank’s portfolio of local currency denominated loans (partially offset by the appreciation of the Russian ruble against the U.S. dollar and the impact such appreciation had on the U.S. dollar value of the Bank’s exposure to a Russian ruble-denominated loan). Such net foreign exchange loss was largely offset, however, by fair value movements on financial instruments held by the Bank to mitigate currency risks, namely, swaps. The net foreign exchange loss for the nine months ended September 30, 2021 was mainly due to the depreciation of the Euro against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of Euro-denominated loans. This net foreign exchange loss was largely offset by fair value gains on derivatives held by the Bank to hedge those loans.

Operating Loss or Profit

Nine Months Ended September 30, 2022 and 2021. Mainly for the reasons set forth above, AIIB incurred an operating loss of US$48.2 million for the nine months ended September 30, 2022, compared to an operating profit of US$71.4 million for the nine months ended September 30, 2021.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2022 and 2021. AIIB’s accretion of paid-in capital receivables decreased to US$1.9 million for the nine months ended September 30, 2022 from US$3.9 million for the nine months ended September 30, 2021. This decrease was mainly due to lower balances in paid-in capital receivables as of September 30, 2022, compared to September 30, 2021.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Nine Months Ended September 30, 2022 and 2021. AIIB experienced an unrealized gain on borrowings arising from changes in AIIB’s own credit risk of US$82.3 million for the nine months ended September 30, 2022, compared to an unrealized loss of US$37.7 million for the nine months ended September 30, 2021. This change was mainly the result of the widening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar discount curve, and an increase in outstanding borrowings. The widening of the Bank’s overall credit spread reflected significant volatility in financial markets in the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021.

Total Comprehensive Income

Nine Months Ended September 30, 2022 and 2021. Mainly for the reasons set forth above, AIIB recorded a total comprehensive income of US$36.0 million for the nine months ended September 30, 2022, compared to a total comprehensive income of US$37.7 million for the nine months ended September 30, 2021.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost, (ii) investments at fair value through profit or loss, (iii) term deposits with initial maturities of more than three months, (iv) bond investments at amortized cost, (v) cash and cash equivalents, (vi) cash collateral receivables, (vii) derivative assets and (viii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and measured at fair value through profit or loss, (ii) bond investments of high credit quality measured at fair value through profit or loss and (iii) high credit quality certificates of deposit and commercial paper, which are actively managed as part of the Bank’s treasury portfolio. Bond investments at amortized cost consist of (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and (iii) a fixed-income portfolio which comprises primarily Asian infrastructure-related bonds. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less, (ii) money market funds and (iii) demand deposits. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of September 30, 2022 and December 31, 2021. As of September 30, 2022, AIIB’s total assets were US$46,889.7 million, compared to total assets of US$40,238.1 million as of December 31, 2021. This increase resulted mainly from (i) an increase of US$2,857.1 million in loan investments at amortized cost, (ii) an increase of US$2,022.8 million in bond investments at amortized cost, (iii) an increase of US$1,732.8 million in cash collateral receivables for derivatives entered into by the Bank, (iv) an increase of US$771.6 million in investments at fair value through profit or loss and (v) an increase of US$636.0 million in cash and cash equivalents. This increase was partially offset by a decrease in term deposits with initial maturity of more than three months of US$1,724.9 million, which mainly reflects the Bank’s allocation of liquidity to bond investments measured at fair value and to fixed-income portfolios of high credit quality securities with a hold-to-maturity strategy measured at amortized cost.

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) derivative liabilities and (iii) other liabilities, such as cash collateral payables, payables for unsettled trades (which are ordinary course trades executed but not settled in advance of the reporting date), deferred interest, accrued expenses, staff costs payable and provisions.

As of September 30, 2022 and December 31, 2021. As of September 30, 2022, AIIB’s total liabilities were US$26,651.1 million, compared to total liabilities of US$20,072.2 million as of December 31, 2021. This increase resulted primarily from (i) an increase of US$4,650.6 million in borrowings (see under “–Income Statement–Interest Expense”) and (ii) an increase of US$1,850.7 million in derivative liabilities mainly associated with the increase in borrowings.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) retained earnings, (iii) reserves for unrealized gain/loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) reserves for accretion of paid-in capital receivables.

As of September 30, 2022 and December 31, 2021. As of September 30, 2022, AIIB’s total members’ equity was US$20,238.7 million, compared to total members’ equity of US$20,165.9 million as of December 31, 2021. This increase mainly resulted from an unrealized gain of US$20.7 million on borrowings measured at fair value attributable to changes in AIIB’s own credit risk, compared to an unrealized loss of US$61.6 million as of December 31, 2021, and an increase of US$37.9 million in members’ paid-in capital.

Asset Quality

As of September 30, 2022, no AIIB assets were categorized as overdue or written off, except for (i) a non-sovereign-backed loan that was assessed as credit impaired with a carrying amount of US$26.5 million (net of the associated ECL allowance), (ii) seven bond investments that were assessed as credit-impaired with a carrying amount of US$1.6 million (net of the associated ECL allowance) and (iii) US$191.9 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

AIIB Response to the Conflict in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. AIIB’s exposure to Russia and to the Russian ruble (“RUB”), including through its financing activities, borrowings and governance and administration, is limited, consisting of the following:

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Financing activities. The Bank has one loan outstanding to a borrower in Russia, a RUB-denominated loan of RUB24 billion (approximately US$300 million as of the time of approval). The aggregate principal amount of this loan represents less than 1.5% of AIIB’s total loan portfolio as of October 31, 2022. This loan was approved in October 2020 and made to JSC Russian Railways (“RZD”), under the CRF, to support RZD against adverse effects of the COVID-19 pandemic. RZD is subject to U.S. sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued on or after March 26, 2022). RZD is also subject to European Union sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued after April 12, 2022) and making new loans or credit to RZD after February 26, 2022. In the event the Bank were required to comply with these prohibitions related to RZD, they would be inapplicable to the Bank’s outstanding loan to RZD, which was fully disbursed as of December 2020. RZD is, as of March 24, 2022, also subject to an asset freeze under United Kingdom sanctions. The Bank does not believe that any transactions related to its outstanding loan to RZD will have a nexus to the United Kingdom. As of October 31, 2022 all funds in which the Bank has investments that are classified as multi-country financings have divested any securities that provided the Bank with direct or indirect exposure to Russia. As a result, the Bank has no such exposure through its investments in these funds.

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Borrowings. AIIB has issued four bonds denominated in RUB under its Global Medium Term Note Programme. Two of these bonds remain outstanding, with an aggregate amount outstanding of RUB10.7 billion (approximately US$141.2 million equivalent as of October 31, 2022), which represents less than 1% of AIIB’s outstanding borrowings as of October 31, 2022. These bonds were hedged at the time of issuance to remove the associated interest rate and foreign exchange risk. The terms and conditions of these bonds allow for the Bank to make principal or interest payments in U.S. dollars in certain circumstances, including if the RUB is not used in the international banking community.

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Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB does not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.